UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐ Form 10-D ☐ Form N-SAR☐ Form N-CSR

For Period Ended: June 30, 2010_____________________________

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________________________________
Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
____________________________________________________________________________________________

PART                      I — REGISTRANT INFORMATION

Flint Telecom Group, Inc.
Full Name of Registrant

Former Name if Applicable

7500 College Blvd., Suite 500
Address of Principal Executive Office (Street and Number)

Overland Park, KS 66210
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
[X]  (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form
N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Annual Report on Form 10-K for the year ended June 30, 2010 could not be filed within the prescribed time period because the Registrant, which has a small accounting staff, has devoted substantial time and effort to recent business matters affecting the Registrant, including the discontinuation and disposition of certain operations. As a result, the Registrant has not yet been able to finalize the Annual Report for the year ended June 30, 2010.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Vincent Browne (913)  815-1570___________________________________
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant
was required to file such report(s) been filed ? If answer is no, identify report(s). [X] Yes [   ]No
___________________________________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
[ X ] Yes [   ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A material disposition and discontinuation of operations occurred during the Registrant’s fiscal year ended June 30, 2010 which will result in significant changes in results of operations; specifically, the Registrant  discontinued and disposed of CVC, Int’l, Phone House Inc. of Florida, Dial-Tone Communications and Starcom Alliance.  Additionally, due to the Registrant’s small accounting department the Registrant has not yet been able to quantify and reasonably estimate the results for its fiscal year ended June 30, 2010.

________________________________________________

Flint Telecom Group, Inc.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date ___September 28, 2010_____________________ By:  /s/ Vincent Browne___________________
Vincent Browne,
Chief Executive Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).